[NETWORK 1 FINANCIAL SECURITIES, INC. LETTERHEAD]

May 15, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Hailiang Education Group Inc. Withdrawal of Acceleration Request - Registration Statement on Form F-1 (SEC File No. 333-201263)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 13, 2015, in which we, as the underwriter of Hailiang Education Group Inc.’s proposed public offering of American Depository Shares, joined Hailiang Education Group Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Friday May 15, 2015, at 4:30 p.m. Eastern Time. Hailiang Education Group Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

NETWORK 1 FINANCIAL SECURITIES, INC.

By:	/s/ Damon D. Testaverde
Name: Damon D. Testaverde
Title: Managing Director